Exhibit 99.4

HEXO CORP.

AMENDED AND RESTATED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

This is an amended and restated notice of meeting in respect of the annual meeting of shareholders of HEXO Corp. (the “Corporation”) scheduled to be held on January 31, 2023 (the “Meeting”). The sole item added to the original notice of meeting is new item 2 below regarding the proposed appointment of a new auditor and the authorization for directors to fix the new auditor’s remuneration. As such, this amended and restated notice replaces and supersedes the original notice of meeting dated December 14, 2022. All capitalized terms used but not defined herein have the meanings given to them in the original notice of meeting and information circular of the Corporation dated December 14, 2022.

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on Tuesday, January 31, 2023 at 10:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended July 31, 2022, together with the former auditors’ report thereon;

2.	to appoint Macias Gini & O’Connell LLP as the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3.	to elect the directors of the Corporation for the ensuing year; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular, as amended or supplemented.

The Board of Directors of the Corporation has fixed December 22, 2022, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

Proxies must be deposited with TSX Trust Company not later than 4:00 p.m. (EST) on Friday, January 27, 2023, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including to vote or ask questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcome to attend and listen to the live webcast, but will be unable to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1420 and select “Join as a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to access the Meeting at https://virtualmeetings.tsxtrust.com/1420. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting. The 12-digit control number is located on your form of proxy. The password for the Meeting is “hexo2023” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (EDT) on Friday, January 27, 2023 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company (the “Transfer Agent”), will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2023” (case sensitive).

Non-Registered Shareholders: Non-registered Shareholders (being beneficial Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to the Transfer Agent, as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

By Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If a Shareholder receives more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Common Shares (the “Non-Registered Shareholders”) and for registered Shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Shareholders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of this Notice, the Circular, the form of proxy, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar, TSX Trust Company. The Meeting Materials will remain posted on TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on TSX Trust Company’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600- 5869 or TMXEInvestorServices@tmx.com. Requests should be received by January 20, 2023 in order to receive the Meeting Materials in advance of the Meeting.

The Circular, as amended or supplemented, provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DATED at Gatineau, Québec this 12th day of January, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”
Charlie Bowman President and Chief Executive Officer

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